Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Accelerate its Business Growth in Wheat Flour Market

SHANGHAI, April 18, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech Supply Chain Management (Shandong) Co., Ltd (“Shandong Fintech”), has entered into a wheat flour sales and purchase agreement (“the Agreement”) with Binzhou Zhongyu Food Industry Co., Ltd (“Zhongyu Food”), a leading manufacturer in China with a green and environmental circular economy industrial chain from wheat seeds to deep production. The Company expects to accelerate its business growth in the market of wheat flour through the execution of the Agreement, which also represents a significant initiative of the Company to play an important role in response to the national policy of rural revitalization.

With high consumption of wheat flour in everyday meals and vast wheat production capacity, China is the largest  wheat consumer and producer in the world. China produced around 137.7 million tons of wheat in 2022 and consumed almost 150 million metric  tons of wheat in the 2021/2022 marketing year. The yearly per capita wheat consumption of China is projected to increase from 65.8 kg in 2019 to 76 kg in 2030 and 95 kg in 2050.

The Agreement was executed as part of Nisun’s supply chain trading operations. Pursuant to the Agreement, Zhongyu Food would notify Shandong Fintech of the purchase quantity, delivery date, and other requirements one day in advance and pay the full amount for the goods within 10 business days from the delivery date. It is estimated that by the end of 2023, the scale of cooperation will exceed RMB 600 million. (approximately US$87.3 million)

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented. “We are thrilled to establish the partnership with Zhongyu Food through the Agreement. This partnership is anticipated to enhance our business presence in the wheat flour market and fuel our exploration of new growth opportunities. We believe the new partnership will be a valuable addition to our existing efforts in the wheat flour market that can enlarge our customer base. As we move forward, we are confident in our ability to reinforce our market standing and generate greater value for our shareholders.”

About Binzhou Zhongyu Food Industry Co., Ltd

Founded in 2003, Binzhou Zhongyu Food Industry Co., Ltd is a leading manufacturer in China with a green and environmental circular economy industrial chain from wheat seeds to deep production. Zhongyu Food has an annual wheat processing capacity of 1 million tons, an annual output of 420,000 tons of dried noodles, 60,000 tons of gluten powder, 100,000 tons of special grade alcohol, 20,000 tons of quick-frozen and baked food, 300,000 live pigs for sale, and annual breeding 1 million piglets. Main products are vital wheat gluten, edible alcohol, noodles, frozen steamed buns. With high quality and stable production line, Zhongyu Food’s sales network has covered most cities in China and extended overseas to Japan, Korea, Thailand, and Mongolia.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com